SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-1(e))

Under the Securities Exchange Act of 1934

(Amendment No. 2)

YRC WORLDWIDE INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

984249607

(CUSIP Number)

Eric Ross
Senior Managing Director and Chief Compliance Officer

Avenue Capital Group

399 Park Avenue, 6th Floor

New York, NY 10022

(212) 850-3520

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 27, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  [__]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No:  984249607               SCHEDULE 13D                                        Page 2 of 17

1

NAMES OF REPORTING PERSONS

Avenue Investments, L.P. (“Avenue Investments”)

2

Check the appropriate box if a member of group

(a)  [   ]

(b)  [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

WC

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [   ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

244,4571

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

244,457

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

244,457

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.19%2

14

TYPE OF REPORTING PERSON

PN

1

The 244,457 shares of Common Stock reported herein as being beneficially held by Avenue Investments includes 160,749 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes, and 83,708 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes.

2

Based upon 10,922,968 shares of Common Stock outstanding as of December 19, 2013, as disclosed by the Issuer in the Stock Purchase Agreement, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (including an additional 160,749 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes and 83,708 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes).

CUSIP No:  984249607               SCHEDULE 13D                                        Page 3 of 17

1

NAMES OF REPORTING PERSONS

Avenue Partners, LLC (“Avenue Partners”)

2

Check the appropriate box if a member of group

(a)  [   ]

(b)  [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

832,6341

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

832,634

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

832,634

12

Check box if the aggregate amount in row (11) excludes certain shares [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.08%2

14

TYPE OF REPORTING PERSON

OO

1

This number represents shares beneficially held by Avenue Investments and through Avenue International GenPar (as defined below) as general partner of Avenue International.  Avenue Partners is the general partner of Avenue Investments and the sole shareholder of Avenue International GenPar.

2

Based upon 10,922,968 shares of Common Stock outstanding as of December 19, 2013, as disclosed by the Issuer in the Stock Purchase Agreement, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (including an additional 557,602 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes and 275,032 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes).

CUSIP No:  984249607               SCHEDULE 13D                                        Page 4 of 17

1

NAMES OF REPORTING PERSONS

Avenue International Master, L.P. (“Avenue International”)

2

Check the appropriate box if a member of group

(a)  [   ]

(b)  [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

WC

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

588,1771

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

588,177

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

588,177

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.11%2

14

TYPE OF REPORTING PERSON

PN

1

The 588,177 shares of Common Stock reported herein as being beneficially held by Avenue International Master, L.P. includes 396,853 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes, and 191,324 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes.

2

Based upon 10,922,968 shares of Common Stock outstanding as of December 19, 2013, as disclosed by the Issuer in the Stock Purchase Agreement, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (including an additional 396,853 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes and 191,324 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes).

CUSIP No:  984249607               SCHEDULE 13D                                        Page 5 of 17

1

NAMES OF REPORTING PERSONS

Avenue International Master GenPar, Ltd. (“Avenue International GenPar”)

2

Check the appropriate box if a member of group

(a)  [   ]

(b)  [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)  [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

                          -0-

8

SHARED VOTING POWER

588,1771

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

588,177

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

588,177

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.11%2

14

TYPE OF REPORTING PERSON

CO

1

This number represents shares beneficially held by Avenue International.  Avenue International GenPar is the general partner of Avenue International.

2

Based upon 10,922,968 shares of Common Stock outstanding as of December 19, 2013, as disclosed by the Issuer in the Stock Purchase Agreement, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (including an additional 396,853 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes and 191,324 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes).

CUSIP No:  984249607               SCHEDULE 13D                                        Page 6 of 17

1

NAMES OF REPORTING PERSONS

Avenue Special Situations Fund VI (Master), L.P. (“Avenue Spec VI”)

2

Check the appropriate box if a member of group

(a)  [   ]

(b)  [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

WC

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)  [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

877,1081

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

877,108

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

877,108

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.43%2

14

TYPE OF REPORTING PERSON

PN

1

The 877,108 shares of Common Stock reported herein as being beneficially held by Avenue Special Situations Fund VI (Master), L.P. includes 356,164 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes, and 520,944 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes.

2

Based upon 10,922,968 shares of Common Stock outstanding as of December 19, 2013, as disclosed by the Issuer in the Stock Purchase Agreement, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (plus an additional 356,164 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes and 520,944 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes).

CUSIP No:  984249607

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

Avenue Capital Partners VI, LLC (“Avenue Capital VI”)

2

Check the appropriate box if a member of group

(a)  [   ]

(b)  [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

                PURSUANT TO ITEMS 2(d) or 2(e)

[  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

877,1081

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

877,108

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

877,108

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.43%2

14

TYPE OF REPORTING PERSON

OO

1

This number represents shares beneficially held by Avenue Spec VI.  Avenue Capital VI is the general partner of Avenue Spec VI.

2

Based upon 10,922,968 shares of Common Stock outstanding as of December 19, 2013, as disclosed by the Issuer in the Stock Purchase Agreement, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (plus an additional 356,164 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes and 520,944 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes).

CUSIP No:  984249607                   SCHEDULE 13D                       Page 8 of 17

1

NAMES OF REPORTING PERSONS

GL Partners VI, LLC (“GL VI”)

2

Check the appropriate box if a member of group

(a)  [   ]

(b)  [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)  [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

877,1081

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

877,108

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

877,108

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.43%2

14

TYPE OF REPORTING PERSON

OO

1

This number represents shares beneficially held by Avenue Spec VI.  GL VI is the managing member of Avenue Capital VI, the general partner of Avenue Spec VI.

2

Based upon 10,922,968 shares of Common Stock outstanding as of December 19, 2013, as disclosed by the Issuer in the Stock Purchase Agreement, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (plus an additional 356,164 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes and 520,944 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes).

CUSIP No:  984249607                    SCHEDULE 13D                          Page 9 of 17

1

NAMES OF REPORTING PERSONS

Managed Accounts Master Fund Services – MAP 10

2

Check the appropriate box if a member of group

(a)  [   ]

(b)  [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

WC

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)   [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

28,6491

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

28,649

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,649

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.26%2

14

TYPE OF REPORTING PERSON

OO

1

The 28,649 shares of Common Stock reported herein as being beneficially held by Managed Accounts Master Fund Services – MAP 10 includes 18,171 shares of Common Stock issuable upon conversion 10% Series A Convertible Senior Secured Notes, and 10,478 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes.

2

Based upon 10,922,968 shares of Common Stock outstanding as of December 19, 2013, as disclosed by the Issuer in the Stock Purchase Agreement, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (plus an additional 18,171 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes and 10,478 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes).

CUSIP No:  984249607                   SCHEDULE 13D                     Page 10 of 17

1

NAMES OF REPORTING PERSONS

Avenue Capital Management II, L.P. (“Avenue Capital Management II”)

2

Check the appropriate box if a member of group

(a)  [   ]

(b)  [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [   ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

1,738,3911

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

1,738,391

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,738,391

12

Check if the aggregate amount in row (11) excludes certain shares  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.73%2

14

TYPE OF REPORTING PERSON

IA

1

Avenue Capital Management II exercises voting and investment power over the securities beneficially owned by the Funds (as defined below).  This number includes 877,108 shares of common stock held by Avenue Special Situations Fund VI (Master), L.P. (“Avenue Spec VI”), 244,457 shares of common stock held by Avenue Investments, L.P. (“Avenue Investments”), 28,649 shares of common stock held by Managed Accounts Master Fund Services – MAP 10 (“MAP 10”) and 588,177 shares of common stock held by Avenue International Master, L.P. (“Avenue International” and together with Avenue Spec VI, Avenue Investments and MAP 10, the “Funds”) on December 23, 2013.

2

Based upon 10,922,968 shares of Common Stock outstanding as of December 19, 2013, as disclosed by the Issuer in the Stock Purchase Agreement, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (including an additional 931,937 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes and 806,454 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes).

CUSIP No:  984249607                   SCHEDULE 13D                       Page 11 of 17

1

NAMES OF REPORTING PERSONS

Avenue Capital Management II GenPar, LLC (“GenPar”)

2

Check the appropriate box if a member of group

(a)  [   ]

(b)  [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [   ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

1,738,3911

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

1,738,391

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,738,391

12

Check if the aggregate amount in row (11) excludes certain shares  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.73%2

14

TYPE OF REPORTING PERSON

OO

1

This number represents shares beneficially held by Avenue Capital Management II.  GenPar is the general partner of Avenue Capital Management II.

2

Based upon 10,922,968 shares of Common Stock outstanding as of December 19, 2013, as disclosed by the Issuer in the Stock Purchase Agreement, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (including an additional 931,937 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes and 806,454 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes).

CUSIP No:  984249607                   SCHEDULE 13D                       Page 12 of 17

1

NAMES OF REPORTING PERSONS

Marc Lasry

2

Check the appropriate box if a member of group

(a)  [   ]

(b)  [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [   ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

                -0-

8

SHARED VOTING POWER

                1,738,3911

9

SOLE DISPOSITIVE POWER

                -0-

10

SHARED DISPOSITIVE POWER

               1,738,391

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,738,391

12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.73%2

14

TYPE OF REPORTING PERSON

IN/HC

1

This number represents shares beneficially held by Avenue Capital Management II.  Marc Lasry is the managing member of GenPar, the general partner of Avenue Capital Management II and he exercises voting and investment power over the securities beneficially owned by Avenue Capital Management II and by the Funds.

2

Based upon 10,922,968 shares of Common Stock outstanding as of December 19, 2013, as disclosed by the Issuer in the Stock Purchase Agreement, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (including an additional 931,937 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes and 806,454 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes).

CUSIP No:  984249607

SCHEDULE 13D

Explanatory Note

Item 1.

Security and Issuer

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed by Avenue Investments, L.P., a Delaware limited partnership (“Avenue Investments”), Avenue Partners, LLC, a New York limited liability company (“Avenue Partners”), Avenue International Master, L.P., a Cayman Islands exempted limited partnership (“Avenue International”), Avenue International Master GenPar, Ltd., a Cayman Islands exempted company (“Avenue International GenPar”), Avenue Special Situations Fund VI (Master), L.P., a Delaware limited partnership (“Avenue Spec VI”), Avenue Capital Partners VI, LLC, a Delaware limited liability company (“Avenue Capital VI”), GL Partners VI, LLC, a Delaware limited liability company (“GL VI”), Managed Accounts Master Fund Services – MAP 10 (“MAP 10”), Avenue Capital Management II, L.P., a Delaware limited partnership (“Avenue Capital Management II”), Avenue Capital Management II GenPar, LLC, a Delaware limited liability company (“GenPar”), and Marc Lasry, a United States citizen  (“Lasry,” together with Avenue Investments, Avenue Partners, Avenue International, Avenue International GenPar, Avenue Spec VI, Avenue Capital VI, GL VI, MAP 10, Avenue Capital Management II and GenPar, the “Reporting Persons”) to amend the Items specified below in the Reporting Persons’ Schedule 13D with respect to YRC Worldwide, Inc., a Delaware corporation (the “Issuer”), filed with the Securities and Exchange Commission on December 19, 2013 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D, filed with the Securities and Exchange Commission on December 24, 2013 (“Amendment No. 1” and, together with the Original Schedule 13D, the “Amended Schedule 13D”).  Capitalized terms used in this Amendment No. 2 but not defined herein shall have the respective meanings given to such terms in the Amended Schedule 13D.

Item 4.

Purpose of Transaction.

Item 4 is hereby amended and supplemented to add the following at the end thereof:

The information set forth in Item 6 below and Exhibit 1 attached hereto are incorporated into this Item 4 by reference as if fully set forth herein.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented to add the following at the end thereof:

On January 27, 2014, the Avenue Purchasers and the Issuer entered into that certain amendment to the Stock Purchase Agreement (the “Stock Purchase Agreement Amendment”), pursuant to which the Avenue Purchasers and the Issuer agreed that the obligations of the Avenue Purchasers to consummate the Transaction is subject to, among other things, the satisfaction of the conditions precedent to the effectiveness of the new proposed extension agreement between Issuer and the Teamsters National Freight Industry Negotiating Committee of the International Brotherhood of Teamsters (“TNFINC”), as approved for presentation by TNFINC on January 17, 2014, rather than the satisfaction of the conditions precedent to the proposed extension agreement between the Issuer and TNFINC, as presented to TNFINC on December 6, 2013.

The summary of the Stock Purchase Agreement Amendment described in this Amendment No. 2 is not a complete description and is qualified in its entirety by

CUSIP No:  984249607

SCHEDULE 13D

reference to the full terms of the Stock Purchase Agreement Amendment, filed as Exhibit 1 hereto, and is incorporated herein by reference.

Item 7.

Material to be Filed as Exhibits.

Exhibit 1

Amendment No. 1 to the Stock Purchase Agreement, dated as of December 22,

2013, by and among the Avenue Purchasers and the Issuer, dated as of January 27,

2014.

CUSIP No:  984249607

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: January 27, 2014

AVENUE INVESTMENTS, L.P.

By:  Avenue Partners, LLC, its general partner

By:

/s/ Eric Ross as attorney-in-fact

Name: Marc Lasry

Title:    Managing Member

AVENUE PARTNERS, LLC

By:

/s/ Eric Ross as attorney-in-fact

Name: Marc Lasry

Title:    Managing Member

AVENUE INTERNATIONAL MASTER, L.P.

By: Avenue International Master Fund

GenPar, Ltd., its general partner

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title:  Director

AVENUE INTERNATIONAL MASTER FUND GENPAR, LTD.

By:

/s/ Eric Ross as attorney-in-fact

Name: Marc Lasry

Title:    Director

AVENUE SPECIAL SITUATIONS FUND VI (MASTER), L.P.

By:  Avenue Capital Partners VI, LLC,

its general partner

By:  GL Partners VI, LLC, its managing member

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title: Managing Member

CUSIP No:  984249607

SCHEDULE 13D

AVENUE CAPITAL PARTNERS VI, LLC

By:  GL Partners VI, LLC, its managing member

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title: Managing Member

GL PARTNERS VI, LLC

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title: Managing Member

MANAGED ACCOUNTS MASTER FUND SERVICES – MAP 10

By:  Avenue Capital Management II, L.P., its investment manager

By:  Avenue Capital Management II GenPar, LLC, its general partner

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title: Managing Member

AVENUE CAPITAL MANAGEMENT II, L.P.

By: Avenue Capital Management II GenPar, LLC, its general partner

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title: Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC

By:

/s/ Eric Ross as attorney-in-fact

Name: Marc Lasry

Title: Managing Member

CUSIP No:  984249607

SCHEDULE 13D

MARC LASRY

/s/ Eric Ross as attorney-in-fact